Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario, May 3, 2017 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual Meeting of Shareholders held in Toronto on May 3, 2017.

The nominees listed in the Management Information Circular dated March 16, 2017 were elected as directors of Kinross at the meeting. Voting results were as follows:

Board of directors elected

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	706,716,208	99.09	6,479,958	0.91
John A. Brough	672,001,056	94.22	41,195,110	5.78
John M.H. Huxley	672,096,570	94.24	41,099,596	5.76
Ave G. Lethbridge	702,170,590	98.45	11,025,575	1.55
Catherine McLeod-Seltzer	686,939,700	96.32	26,256,466	3.68
John E. Oliver	674,258,649	94.54	38,937,516	5.46
Kelly J. Osborne	705,760,110	98.96	7,436,056	1.04
Una M. Power	705,005,940	98.85	8,190,226	1.15
J. Paul Rollinson	701,725,983	98.39	11,470,182	1.61

Voting results at the Annual Meeting of Shareholders approving “Say on Pay”, an advisory resolution on executive compensation, and the appointment of the auditors, were as follows:

“Say on Pay” advisory resolution

Votes for	% for	Votes against	% against
671,073,007	93.93	43,359,461	6.07

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
787,831,302	99.04	7,670,502	0.96

A report on all matters voted on at the meeting has been filed on SEDAR.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469
Louie.Diaz@Kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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